DIME
Since 1864

DIME COMMUNITY BANCSHARES, INC.

(Nasdaq: DCOM)

Investor Presentation

June 2020

Disclaimers

This presentation contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by use of words such as "anticipate," "become, " "believe," "continue," "could," "estimate," "expect," "intend," "increase, " "likely," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar terms and phrases, including references to assumptions.

Forward-looking statements are based upon various assumptions and analyses made by Dime Community Bancshares, Inc. (the "Holding Company," and together with its direct and indirect subsidiaries, the "Company“ or “Dime”) in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond the Company’s control) that could cause actual conditions or results to differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and are inherently subject to uncertainties and changes in circumstances, including those described under the heading "Risk Factors" in the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which were filed with the Securities and Exchange Commission ("SEC"). The Company has no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document, except as may be required by law.

This presentation is not an offer to sell securities, nor is it a solicitation of an offer to buy securities in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof.

This presentation includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys. Although we believe this industry and market data is reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management uses these “non-GAAP” measurers in its analysis of our performance. Management believes that these non-GAAP financial measures allow for better comparability with prior periods, as well as with peers in the industry who provide a similar presentation, and provide a further understanding of ongoing operations. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. A reconciliation of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures is provided in the Appendix to this presentation.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus (which is subject to completion) with the SEC for the offering of shares of Preferred Stock to which this communication relates. Before you invest in the shares of Preferred Stock, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the final prospectus supplement (when available) and the other documents the Company has filed with the SEC for more complete information about the Company and the offering of shares of Preferred Stock. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and preliminary prospectus supplement by contacting Raymond James & Associates, Inc. toll free at 727-567-1000 or by emailing prospectus@raymondjames.com.

Preliminary Term Sheet

Issuer (Ticker)	Dime Community Bancshares, Inc. (DCOM)
Security Offered	Reopening of 5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock (Holding Company)
Offering Type	SEC Registered
Term	Perpetual
Offering Size	$30 million
Liquation Preference	$25.00
Optional Redemption	Non-call for 5 years; Callable at issuer's option, subject to regulatory approval, in whole or in part, on any dividend payment date thereafter at redemption price of $25.00 plus declared but unpaid dividends (without accumulation of any undeclared dividends)
Special Redemption	At issuers option, subject to regulatory approval, in whole but not in part, at any time within 90 days following a regulatory capital treatment event
Dividend Features	Payable quarterly on February 15, May 15, August 15 and November 15 of each year
Listing / Ticker	Nasdaq / DCOMP
Security Rating (1)	BB- (Fitch)
Current Long Term Issuer Rating (2)	BBB (Fitch)
Use of Proceeds	General Corporate Purposes
Book-Running Manager	Raymond James & Associates, Inc.
Co-Manager	D.A. Davidson & Co.

(1) A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

(2) On May 11, 2020, Fitch Ratings revised its rating outlook from stable to negative

Leadership Team



Kenneth Mahon
CEO
Hired: July 1980



Robert Volino
Chief Operating Officer
Hired: October 1999



Stuart Lubow
President
Hired: January 2017



Angela Blum-Finlay
Chief Human Resources Officer
Hired: October 2016



Avi Reddy
Chief Financial Officer
Hired: April 2017



Chris Porzelt
Chief Risk Officer
Hired: Nov. 2017



Conrad Gunther
Chief Lending Officer
Hired: Dec. 2016



Michael Perez
Chief Retail Officer
Hired: Sept. 2016



Patricia Schaubeck
General Counsel
Hired: March 2018



Michael Fegan
Chief Technology Officer
Hired: February 2019

CORPORATE PROFILE

DIME Since 1864

History

- Founded as The Dime Savings Bank of Williamsburgh in 1864; converted to public ownership in 1996
  - Changed name to "Dime Community Bank", effective August 2016
- 28 branches in Brooklyn, Queens, Nassau, Bronx and Suffolk
- Historically, Dime specialized in lending against New York City multifamily properties (mainly pre-WWII, rent-regulated buildings)
  - 2007-2017 annual avg. NCOs / loans of 0.09%
- Launched Business Banking division in Q1 2017
- Nationwide brand recognition as a result of Dime's iconic logo, longevity and authenticity
- Headquartered in Brooklyn Heights
- Market capitalization: $476 million (as of June 1, 2020)

Dime Branch Footprint

Greater New York City Area



Branch Franchise Has Significant Scarcity Value

DIME Since 1864

Dime is the only community bank with ~$1B of deposits in each of Brooklyn, Nassau and Queens. Our market area is coveted by many larger banks and there are **very few entry vehicles of size.**

Brooklyn

Rank (1)	Company	Branches	Deposits
1	Dime	13	$2,267
2	Flushing	5	642
3	Northfield	11	403
4	Ridgewood	6	401
5	RBB Bancorp	2	211

Nassau

Rank (1)	Company	Branches	Deposits
1	Flushing	5	$2,436
2	First of LI	23	2,113
3	Dime	7	1,190
4	Ridgewood	7	999
5	Esquire	2	629

Queens

Rank (1)	Company	Branches	Deposits
1	Ridgewood	12	$2,183
2	Flushing	8	1,459
3	Maspeth	5	1,125
4	Dime	7	998
5	Alma Bank	5	579

Brooklyn is the 2nd most densely populated county nationwide and is one of the fastest growing population centers for millennials. Queens (#4 by population density) and Nassau (ranks #20 by population density) are also very attractive banking markets.

Note: Deposit market share analysis (as of June 30th 2019) by county from S&P Global Market Intelligence. Dime also has 1 branch in the Bronx and 1 branch in Suffolk.
(1) Ranking amongst "Community Banks". Community Banks defined as institutions with <$10B of total assets.

Update on Business Model Transformation

Commentary

- ✓ **Dime's stock price has out-performed all of our peers* on a relative basis since our commercial bank transformation began**
- ✓ Dime successfully completed its charter conversion to a Commercial Bank in April 2019
- ✓ Dime's Business Banking division has originated over $1.6 billion of relationship-based loans since its formation in 2017
- ✓ **Dime has grown non-interest bearing deposits faster than all of our peers* since our commercial bank transformation began**
- ✓ Dime has significantly reduced its CRE Concentration ratio
- ✓ Dime's Preferred Stock issuance in the first quarter of 2020 supplemented already very strong capital ratios
- ✓ Dime continues to maintain excellent asset quality metrics

Stock Performance: 12/31/16[1] to Current



-65.6%
Peer
Minimum
-50.9%
Peer
Median
-33.2%
Dime
(Top Performer)
-70%
-65%
-60%
-55%
-50%
-45%
-40%
-35%
-30%

Change in Non-Interest-Bearing Deposits / Total Deposits (12/31/2016 to 3/31/2020)



Dime
454
Peer
Maximum
391
Peer Median
-79
Peer Minimum
-300
-400
-300
-200
-100
0
100
200
300
400
500
Basis Points

* Peers include : Bridge, ConnectOne, First of Long Island, Flushing, Lakeland, New York Community, OceanFirst, Peapack, and Provident.

(1) Dime's strategic transformation began in January 2017 with the build out of the Business Banking division. Stock price performance through May 19th.

Historically Low Credit Losses

Dime's cumulative credit losses were extremely low during the financial crisis. Post financial-crisis, the Company's credit losses continue to track below peer levels

Cumulative NCOs from 2007 to 2013 over 2006 Gross Loans(1)



9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Median: 2.1%
1.0%
1.3%
1.3%
1.4%
1.7%
2.5%
2.9%
3.3%
3.8%
8.0%
6.6%
FLIC
DCOM
NYCB
OCFC
CNOB
BDGE
PFS
FFIC
PGC
LBAI
KRX

Cumulative NCOs from 2013 to 2020 YTD over 2012 Gross Loans(2)



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
0.3%
0.4%
0.5%
0.6%
0.9%
1.1%
1.5%
1.6%
2.2%
7.1%
2.0%
DCOM
NYCB
PGC
FLIC
FFIC
LBAI
OCFC
PFS
BDGE
CNOB
KRX

(1) Cumulative NCOs represent net charge-offs from 2007, 2008, 2009, 2010, 2011, 2012 and 2013 divided by gross loans at 12/31/2006
(2) Cumulative NCOs represent net charge-offs from 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020 YTD divided by gross loans at 12/31/2012
Note: Year-to-date 2020 is for the three months ended March 31, 2020. KRX represents the median value of all banks listed on the Index.
Source: S&P Global Market Intelligence

Preferred Stock Offering in Q1 2020 Supplemented Already Strong Capital Ratios

February 2020

DIME Since 1864

$75 Million

Series A
5.5% Fixed-Rate
Perpetual Preferred Stock

- Management began preparations for bolstering our capital base as early as December 2019 and successfully issued $75 million of Preferred Stock in early 2020
- The Preferred Stock is a perpetual instrument – i.e., it is a form of permanent equity capital
- The capital raise was a continuation of management's focus on building a safe and sound institution for the long term

Tier 1 Risk Based Ratio


14.00%
12.00%
10.00%
8.00%
9.71%
9.98%
10.61%
10.71%
11.10%
11.27%
11.61%
12.15%
12.31%
CNOB
BDGE
LBAI
PGC
NYCB
FFIC
OCFC
DCOM
PFS

Total Risk Based Capital Ratio


16.00%
14.00%
12.00%
10.00%
12.46%
12.66%
12.91%
13.05%
13.12%
13.15%
13.16%
13.91%
15.21%
CNOB
OCFC
BDGE
LBAI
PFS
FFIC
NYCB
PGC
DCOM

Note: All data presented at the Consolidated Company level as of March 31, 2020.

Our Strategic Plan is Based On Improving Five Fundamental Metrics

1. Growing our total checking account balances
2. Increasing low-cost commercial deposits
3. Growing relationship-based commercial loans which will lead to Core NIM expansion
4. Reducing our CRE concentration ratio
5. Growing sources and the contribution of non-spread revenue

Increasing Low Cost Deposits

1 Checking Account Balances(1)



$700.0
$600.0
$500.0
$400.0
$300.0
22% increase
$513.2
$626.5
3/31/19
3/31/20
Checking Account Balances (millions)

2 Low Cost Commercial Deposits (2)



$600.0
$550.0
$500.0
$450.0
$400.0
$350.0
$300.0
27% increase
$458.1
$581.7
3/31/19
3/31/20
Commercial Deposits (millions)

(1) Represents average balances for the respective three months ended March 31st.
(2) Commercial deposits defined as sum of the Business Banking division's deposits and legacy multifamily-related deposits.

Significant Deposit Opportunity

Business Banking Division

- Deposits associated with Dime's legacy multi-family loan portfolio have historically been in the 5% area
- Deposits associated with our Business Banking loan portfolio are currently 27%
- By simply re-mixing Dime's portfolio from multifamily loans to relationship-based Business Banking loans, there exists a tremendous opportunity to grow deposits over time

Deposits / Loans by Source (3/31/20)



30%
20%
10%
0%
27%
5%
Legacy Multifamily
Business Banking

Deposits ($M)	$196M	$386M

Municipal Banking

- The conversion to a commercial bank charter (April 2019) has provided Dime the additional opportunity of accepting municipal deposits
- Municipal deposits compromise about 10% – 15% of many of Dime's peers' deposit base. Dime has a significant opportunity to source additional deposits over time from this new channel
- Municipal deposits have grown to $220 million at April 30th versus $78 million at March 31st and $24 million at year-end 2019

Business Banking Division Continues to Make Strong Progress

Since its inception in 2017, the Business Banking division has originated over $1.6B of relationship-based loans

3 Business Banking Originations To-Date ($M)



$250
$200
$150
$100
$50
$0
$35
$65
$86
$52
$46
$143
$146
$142
$200
$247
$153
$145
$174
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20

	Q1 '17	Q2 '17	Q3 '17	Q4 '17	Q1 '18	Q2 '18	Q3 '18	Q4 '18	Q1 '19	Q2 '19	Q3 '19	Q4 '19	Q1 '20
WAR%	**4.19%**	**4.73%**	**4.61%**	**4.87%**	**4.54%**	**5.25%**	**5.20%**	**5.38%**	**5.19%**	**5.36%**	**5.14%**	**5.39%**	**4.35%**

Contributing to Core NIM Expansion

3

The Business Banking division continues to be significantly accretive to our overall NIM and has contributed to six consecutive quarters of core NIM[1] expansion



Net Interest Margin (Ex. Prepayment Fees)
2.70%
2.60%
2.50%
2.40%
2.30%
2.20%
2.10%
2.00%
2.24%
2.25%
2.26%
2.28%
2.29%
2.47%
2.59%
Q3' 18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20

(1) Defined as (net interest income excluding prepayment fees) divided by average earning assets. This is a non-GAAP measure. See "Non-GAAP Reconciliation" in the Appendix.

Reduced CRE Concentration and Improved Liquidity

DIME Since 1864

As Dime transitions its balance sheet towards a commercial bank like balance sheet, we have taken steps to significantly reduce our CRE Concentration levels. In addition, we have significantly improved our on balance sheet liquidity levels

4

CRE Concentration (1)



1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
848%
903%
775%
703%
663%
589%
405%
2015Q4
2016Q4
2017Q4
2018Q4
2019Q4
2020Q1
Peer Median

Cash and Unencumbered Securities / Total Assets (2)



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1.5%
2.1%
7.7%
9.9%
10.8%
12.1%
9.4%
2015Q4
2016Q4
2017Q4
2018Q4
2019Q4
2020Q1
Peer Median

Dime Peers

Note: All data presented at the Consolidated Company level.

(*) Peers include : Bridge, ConnectOne, First of Long Island, Flushing, Lakeland, New York Community, OceanFirst, Peapack, and Provident. Data in charts represent median values. Data as of March 31st 2020.

(1) Calculated as follows: the sum of multifamily, non-owner occupied CRE, and construction and development loans, divided by total capital. Data from regulatory call reports.

(2) Calculated as follows: the sum of (cash and balances due, securities, fed funds and reverse repos) less pledged securities, divided by total assets. Data from regulatory call reports.

Increasing Non-Spread Revenue

5

Non-interest income, excluding securities gains and losses and a one-time BOLI death claim, grew by approximately 64% on a year-over-year basis



$4.0
$3.0
$2.0
$1.0
$0.0
$2.2
$3.6
64% increase
2019 Q1
2020 Q1
$ in Millions

❖ Growth in non-interest income has been broad based with increases in all major categories, including: customer-related swap fee income, income from SBA Lending and Residential Lending, and service charges

Robust Capital Position


Consolidated Capital Ratios at March 31, 2020
9.80%
10.22%
10.69%
10.68%
12.15%
12.72%
15.21%
15.77%
Leverage Ratio
CET1 Ratio
Tier 1 Ratio
Total Capital Ratio
Standalone
Pro Forma

Note: Pro forma assumes a $30 million gross offering, no exercise of the underwriters' option to purchase additional shares, 3.15% gross underwriting fee and 20% risk-weighting on new assets.
Source: S&P Global Market Intelligence

DIME Since 1864

Strong Asset Quality

During April 2020, the Bank sold two non-accrual loans, one cooperative apartment loan in the amount of $5.9 million and one multifamily loan in the amount of $1.2 million. These loans had previously been included in the March 31, 2020 non-accrual balances. As a result of the sales, the Bank was able to fully recover all amounts due to the Bank associated with these loans.

Allowance / Nonperforming Loans


485%
3946%
929%
256%
201%
2016Y
2017Y
2018Y
2019Y
YTD

Reserves / Loans


0.36%
0.38%
0.40%
0.53%
0.70%
2016Y
2017Y
2018Y
2019Y
YTD

Nonaccruals / Loans


0.08%
0.01%
0.04%
0.21%
0.35%
2016Y
2017Y
2018Y
2019Y
YTD

Net Charge-offs / Average Loans(1)


0.00%
0.00%
0.03%
0.20%
0.00%
2016Y
2017Y
2018Y
2019Y
YTD

Note: Year-to-date 2020 is for the three months ended March 31, 2020.
(1) Year-to-date net charge-offs / average loans as of March 31, 2020 presented on an annualized basis

Summary of Loan Modifications as of April 30, 2020

- As of April 30, 2020, the Company had approved 274 loans, representing outstanding loan balances of $947 million, for modifications

Note: Dollars in millions	Total Loan Portfolio			Modifications	
	Balance	% of Loans	LTV	Balance	LTV
One-to-four family and coop/condo	$168	3%	51%	$24	50%
Multifamily residential and residential mixed-use	3,117	59%	51%	476	57%
Commercial mixed-use	361	7%	46%	100	48%
Pure CRE:					
Retail	286	5%	53%	108	58%
Office	184	3%	53%	29	58%
Hotels	178	3%	63%	96	64%
Warehouse	108	2%	65%	0	
Shopping Center	70	1%	51%	45	63%
All Other	221	4%	56%	46	46%
Total Pure CRE	1,046	20%		323	
Acquisition, Development, and Construction	139	3%		0	
C&I	459 (1)	9%		25	
Other Loans	22	0%		0	
Total	**$5,310**			**$947**	

- The Company does not have any exposure to the Energy Industry, Airline Industry, Leveraged Lending, Shared National Credits, Credits Card Loans, or Auto Loans

(1) Includes $132 million of Payroll Protection Program Loans

SOURCES OF HOLDING COMPANY LIQUIDITY

- Dime Community Bancshares, Inc.'s principal source of funds to pay cash dividends is cash dividends from Dime Community Bank
- As of March 31, 2020 the dividend capacity from Dime Community Bank was $37 million
- Existing holding company debt obligations include $115 million of holding company subordinated debt (approximately $5.2 million in annual interest expense – fixed until June 2022) and $74.9 million of Fixed Rate Non-Cumulative Perpetual Preferred Stock (approximately $4.1 million in annual preferred dividends)
- $70.2 million of cash and cash equivalents at the holding company as of April 30, 2020

Appendix

Pandemic Response

From the commencement of the pandemic, Dime was first and foremost concerned about the well-being of our staff members. Extensive preparations were made in February, which allowed for uninterrupted operations in March

Remote Employees

- Our business continuity planning enabled our staff to move quickly and seamlessly to a work-from-home environment in early March
- Over 200 associates, 100% of our non-branch staff, quickly adjusted to using remote desktop software to recreate their desktop environment at home
- Our intranet bulletin board, “DimeConnect”, and previously-tested external platforms, allowed for uninterrupted communication and collaboration

Branch Staff

- Our experienced and selfless staff members made themselves available, and continued to conduct business at branches where plexiglass barriers existed
- Individual branches are periodically taken offline and scrubbed down proactively for maximum precaution
- Notably, we are experiencing a strong inflow of customer deposits in the second quarter of 2020

Overview of C&I Portfolio (March 31st 2020)

Breakdown by Industry ($ Millions)

Industry	Balance	% of Total
High Net Worth Individuals	$103.3	31%
Finance and Insurance	$49.0	15%
Real Estate Rental and Leasing	$43.7	13%
Health Care and Social Assistance	$29.2	9%
Professional, Scientific, and Technical Services	$23.8	7%
Accommodation and Food Services	$22.7	7%
Construction	$19.4	6%
Retail Trade	$15.5	5%
Other Services (except Public Administration)	$10.9	3%
Transportation and Warehousing	$6.0	2%
Wholesale Trade	$4.7	1%
Educational Services	$1.4	0%
Manufacturing	$1.1	0%
All Other	$1.0	0%
Total	**$331.8**	**100%**

Breakdown by Size



# of Loans
90
80
70
60
50
40
30
20
10
0
9
12
17
42
83
> $10 M
$5M - $10M
$2M - $5M
$0.25M - $2M
< $0.25M

- Average Loan Size for Total Portfolio: $2.0 Million
- Average Loan Size Excluding Loans <$250k: $4.1 Million

HISTORICAL FINANCIALS

	2016	2017	2018	2019	Q1 2020
Balance Sheet Items					
Total Assets	$6,005	$6,403	$6,321	$6,354	$6,348
Total Gross Loans	5,636	5,602	5,394	5,341	5,207
Total Deposits	4,395	4,403	4,357	4,283	4,240
Loans / Deposits	128.3 %	127.2 %	123.8 %	124.7 %	122.8 %
Tangible Common Equity [1]	$510	$543	$546	$541	$518
Deposit Composition					
Non-Interest Bearing	6.8 %	7.0 %	9.1 %	11.2 %	11.3 %
Savings, NOW and MMDA	69.3	68.2	58.6	52.1	50.0
Time Deposits	23.9	24.8	32.4	36.7	38.7
Cost of Deposits	0.85	0.87	1.15	1.42	1.15
Loan Composition					
Multifamily	81.6 %	78.2 %	71.7 %	63.4 %	60.7 %
CRE	17.0	18.0	21.7	25.3	27.0
Profitability					
Reported Net Income	$72.5	$51.9	$51.3	$36.2	$8.4
ROA	1.31 %	0.84 %	0.82 %	0.57 %	0.54 %
ROATCE [1]	14.9	9.9	9.3	6.6	6.5
Reported NIM	2.68	2.54	2.41	2.41	2.72
Core Efficiency Ratio [1]	48.0	51.4	55.7	57.5	57.6
Core Expenses / Average Assets [1]	1.31	1.32	1.37	1.44	1.68
Asset Quality and Capital					
Nonaccruals / Loans	0.08 %	0.01 %	0.04 %	0.21 %	0.35 %
Reserves / Loans	0.36	0.38	0.40	0.53	0.70
NCOs / Avg Loans	0.00	0.00	0.03	0.20	0.00
Tangible Common Ratio [1]	8.58	8.55	8.72	8.59	8.23
Tangible Book Value Per Share [1]	$13.62	$14.51	$15.14	$15.39	$15.29
Dividends Per Share	0.56	0.56	0.56	0.56	0.14

Note: Dollars in millions except per share data
(1) These are non-GAAP measures. See "Non-GAAP Reconciliation" in the Appendix.

NON-GAAP RECONCILIATION

$ in thousands, except per share amounts	For the Year Ended December 31,				Quarter Ended
	2016	2017	2018	2019	Q1 2020
Tangible Common Equity					
Total Equity	$565,868	$598,567	$602,081	$596,758	$645,648
Less: Goodwill	55,638	55,638	55,638	55,638	55,638
Less: Preferred Stock	-	-	-	-	72,224
Tangible Common Equity	$510,230	$542,929	$546,443	$541,120	$517,786
Tangible Common Ratio					
Tangible Common Equity	$510,230	$542,929	$546,443	$541,120	$517,786
Total Assets	$6,005,430	$6,403,460	$6,320,578	$6,354,460	$6,347,825
Less: Goodwill	55,638	55,638	55,638	55,638	55,638
Tangible Assets	$5,949,792	$6,347,822	$6,264,940	$6,298,822	$6,292,187
Tangible Common Ratio	8.58 %	8.55 %	8.72 %	8.59 %	8.23 %
Tangible Book Value Per Share					
Tangible Common Equity	$510,230	$542,929	$546,443	$541,120	$517,786
Common Shares Outstanding	37,455,853	37,419,070	36,081,455	35,154,642	33,875,386
Tangible Book Value Per Share	$13.62	$14.51	$15.14	$15.39	$15.29

NON-GAAP RECONCILIATION (CONTINUED)

$ in thousands, except per share amounts	For the Year Ended December 31,				Quarter Ended
	2016	2017	2018	2019	Q1 2020
Return on Average Tangible Common Equity					
Net Income	$72,514	$51,882	$51,288	$36,186	$8,392
Average Tangible Common Equity[(1)]	$485,609	$524,792	$551,716	$551,312	$517,787
Return on Average Tangible Common Equity	14.9 %	9.9 %	9.3 %	6.6 %	6.5 %
Adjusted (Core) Efficiency Ratio					
Non-interest Expense	$83,831	$84,986	$86,890	$95,387	$26,040
Less: Non-recurring items	11,319	2,997	731	3,965	0
Adjusted (Core) Expense	$72,512	$81,989	$86,159	$91,422	$26,040
Net Interest Income	$143,486	$152,730	$146,326	$147,421	$40,524
Borrowing Prepayment Expense	0	0	0	0	0
Non-interest Income	75,934	21,514	9,523	12,168	4,236
Less: Gains / (Losses) on Financial Instruments & Non-recurring items	68,306	14,627	1,068	562	(464)
Total Revenue	$151,114	$159,617	$154,781	$159,027	$45,224
Adjusted (Core) Efficiency Ratio	48.0 %	51.4 %	55.7 %	57.5 %	57.6 %
Adjusted (Core) Expense / Average Assets					
Non-interest Expense	$83,831	$84,986	$86,890	$95,387	$26,040
Less: Non-recurring items	11,319	2,997	731	3,965	0
Adjusted (Core) Expense	$72,512	$81,989	$86,159	$91,422	$26,040
Average Assets[(1)]	$5,554,768	$6,211,645	$6,279,483	$6,370,418	$6,207,949
Adjusted (Core) Expenses / Average Assets	1.31 %	1.32 %	1.37 %	1.44 %	1.68 %

(1) Quarter-to-date average is a monthly average taken over the trailing 4 months

NON-GAAP RECONCILIATION (CONTINUED)

$ in thousands	For the Quarter Ended						
	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020
Net Interest Margin							
Net Interest Income	$35,028	$37,150	$35,324	$36,504	$36,196	$39,397	$40,524
Income from Loan Repayment Activity	1,344	3,167	820	1,581	830	1,979	1,975
Net Interest Income Excluding Prepayment Fee Income	33,684	33,983	34,504	34,923	35,366	37,418	38,549
Average Interest-Earning Assets	$6,016,728	$6,031,823	$6,111,293	$6,134,510	$6,191,299	$6,055,922	$5,949,363
Adjusted Net Interest Margin	2.24 %	2.25 %	2.26 %	2.28 %	2.29 %	2.47 %	2.59 %